Filed by Washington Mutual, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Providian Financial
Corporation
Commission File No.: 001-12897

     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Providian may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies in Washington Mutual’s and Providian’s markets; and (8) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

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     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual and Providian will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the shareholders of Providian to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The final proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site (http://www.sec.gov). The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations”.

     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005 and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

     Included in this filing are the following:

•	Q&As distributed to certain employees

•	Emails from Kerry Killinger, Chairman and CEO of Washington Mutual, to members of senior management and employees

•	Fact sheet

•	Article posted on Washington Mutual’s intranet

Washington Mutual Acquisition of Providian Financial:
Questions and Answers for WaMu Employees

June 5, 2005

Q1. What can you tell me about this deal?

A. Washington Mutual has announced an agreement to acquire Providian Financial Corporation, the ninth largest credit card issuer in the United States. This transaction creates a compelling combination of the “nation’s leading retailer of financial services for consumers and small business” with “mainstream America’s credit card company.” It brings momentum to our mission to build strong, profitable relationships with a broad spectrum of consumers and small businesses. And it allows us to leverage Providian’s credit card experience and infrastructure, and accelerates our offering of credit cards.

The deal still has to be approved by regulators and shareholders. It is expected to close later this year.

Q2. What does Providian look like?

A. It is based in San Francisco and employs approximately 3,200 employees. They manage over $18.1 billion in receivables (as of 3/31/05) with over 9.4 million credit card customers. They have locations in California, New Hampshire, and Texas, but serve customers nationwide.

Q3. Why is Washington Mutual acquiring Providian?

A. There are several compelling reasons why we believe acquiring Providian is a great step for us to take. Among them are:

•	It accelerates WaMu’s growth and strengthens our leadership position with consumers by quickly creating a strong credit card offering for cross-sell, customer retention and attracting new customers

•	It helps diversify our balance sheet by adding attractive, high-yielding assets

•	It brings us a strong credit card platform and a proven management team, with low-risk execution and a good cultural fit

•	And it’s a financially attractive transaction delivering strong financial returns.

Q4. What makes Providian a good fit with WaMu?

A. First and foremost, Providian shares similar values with WaMu, making it a good cultural fit. Like WaMu, Providian is committed to treating customers with respect, and they recognize and reward customers for their loyalty and responsible use of credit.

Intended for internal use only. © Copyright 1998 — 2005, Washington Mutual, Inc. All Rights Reserved.

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Next, our target markets are similar – middle market consumers nationwide. They emphasize delivery of credit card products, services and rewards specifically designed for mainstream American consumers, both through proprietary marketing programs and marketing arrangements with co-branding and affinity partners. They offer co-branded cards with companies such as E-Bay and Yahoo.

Q5. When is this transaction expected to be complete?

A. The acquisition is expected to be completed in the fourth quarter of 2005 and is subject to shareholder and other regulatory approval.

Q6. What will happen between now and the close of the transaction? May I contact my counterparts at Providian?

A. Until the transaction closes, it will be business as usual for both companies.

It is important for employees of both companies to continue to focus on their business goals and to keep their customers satisfied. We will have a dedicated team focused on integrating Providian into Washington Mutual as our fourth business line.

Please refrain from contacting your counterparts at Providian. If you believe you need to contact someone at Providian, please contact Bev Carey in the Corporate Program Office.

Q7. What will happen to our team currently developing a credit card program for WaMu?

A. The WaMu credit card team has done a great job of scoping out the requirements of cross-selling credit cards to our customers and starting to build the necessary infrastructure. Soon we will be hosting joint planning sessions with Providian and our WaMu credit card team to start the integration process. The work performed by the WaMu credit card team to-date has positioned us well for the upcoming integration. As we move through that process, we’ll have a better understanding of the exact roles of the individuals involved. We will also begin the process of determining what aspects of the project such as systems integration will continue and what to place on hold.

Q8. How will Providian be managed after the transaction closes?

A. Our plans call for Providian to operate as a fourth major business unit of Washington Mutual, along with Retail, Home Loans, and Commercial. Providian will operate out of its current headquarters in San Francisco. We anticipate Providian to continue to operate in the same manner for the foreseeable future, reporting to WaMu President and COO Steve Rotella.

Q9. What will happen to Providian employees?

A. Key managers of Providian have agreed to join Washington Mutual to manage the credit card business line. And we expect their infrastructure to remain mostly intact – meaning that we will continue to need Providian employees to operate the business.

Intended for internal use only. © Copyright 1998 — 2005, Washington Mutual, Inc. All Rights Reserved.

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Q10. Will there be any back office consolidations?

A. Providian will be operating out of their current locations in California, Texas and New Hampshire. The integration planning is in its early stages. If there are any impacts to back office operations or positions, we will be informing those involved.

Q11. How will customers learn about this transaction?

A. Many customers will have learned of the transaction through the media; others will learn about it through communications that will be sent by Providian in the coming weeks and months. Each customer contact employee at Washington Mutual and at Providian has a special Q&A created to address customer questions.

Q12. Is there any impact to WaMu’s existing credit card holders? What about customers with cards at both companies?

A. At this early stage of the deal, it’s business as usual for all our customers. If and when there are any changes affecting cardholders, customers would be informed in advance.

Q13. What should I say if contacted by the media?

A. As always, refer all calls from local, regional or national media to the Media Relations Hotline at 1-800-228-WAMU (9268).

Intended for internal use only. © Copyright 1998 — 2005, Washington Mutual, Inc. All Rights Reserved.

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Washington Mutual Acquisition of Providian Financial:
Questions and Answers for WaMu Customers

June 5, 2005

Q1. What can you tell me about this deal?

A. I’m really excited to tell you that Washington Mutual is planning to buy Providian Financial Corporation, the ninth largest credit card issuer in the United States. With this deal we can hit the ground running with really great credit card programs for all our customers.

The deal still has to be approved by regulators and shareholders, but it’s expected to be complete later this year.

Q2. Why is Washington Mutual acquiring Providian?

A. Providian looks at its customers the way WaMu does: they’re committed to treating customers with respect, recognizing and rewarding customers for their loyalty and responsible use of credit. They offer cards with features people want, and have co-branded cards with companies like E-Bay and Yahoo. And they make it easy for their customers by offering other services associated with the credit cards.

Q3. How soon can I get one of the cards offered by Providian?

A. We’re still early in the acquisition. We expect the deal to be done later this year and we’ll be able to offer their cards soon thereafter. We’ll make sure you know it when you can! Meanwhile you can check them out at www.providian.com.

Q4. What will happen to my existing Washington Mutual credit card?

A. It’s business as usual for now. You don’t need to do anything, and if the time comes that you do, we’ll let you know with plenty of notice.

Q5. What will Washington Mutual’s credit card options be?

A. We’re committed to offering a solid credit card program to meet your needs. It’s a little too early to give you specifics right now.

Intended for internal use only. © Copyright 1998 — 2005, Washington Mutual, Inc. All Rights Reserved.

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E-mail to WaMu Sr Mgt
From: Kerry
Delivered 6/6, 5:30 AM PDT

Subject: WaMu to Add Fourth Business Line

I’m very pleased to announce to you this morning that Washington Mutual will be acquiring Providian Financial Corporation, the ninth largest issuer of credit cards in the United States. The addition of Providian will create a fourth business line for our company and rapidly accelerate our offering of credit cards.

Welcoming Providian into the WaMu family is a great step for us. The transaction creates a compelling combination of the “a leading retailer of financial services for consumers and small business” with “mainstream America’s credit card company.” It brings momentum to Washington Mutual’s mission to build strong, profitable relationships with a broad spectrum of consumers and businesses. And it’s evidence of our commitment to strategic and profitable growth.

Headquartered in San Francisco, Providian manages over $18.1 billion in receivables (as if 3/31/05) and has over 9.4 million customers and approximately 3,200 employees. Key managers — and the majority of Providian employees — will join Washington Mutual and will report into Steve Rotella through Joe Saunders, the current President and CEO of Providian.

The Board of Directors, Steve Rotella, and I believe this acquisition strengthens our competitive position with our target markets by quickly creating a strong credit card offering for cross sell, customer retention and attracting new customers.

ANNOUNCEMENT COMMUNICATION

More information about Providian and this transaction are available on WaMu.net. Look for the WaMu.net e-story with links to:

•	Press release

•	Q&A for WaMu employees

•	Q&A for use with customers

•	Background Information on Providian

Be sure to read these materials and be prepared to answer questions your teams may have.

In connection with the proposed transaction, Washington Mutual, Inc. and Providian Financial Corporation will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the stockholders of Providian to be filed with the SEC. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site:

(http://www.sec.gov). The registration statement containing the proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.” Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus filed when it is filed with the SEC.

Note from Kerry June 2005

By now you’ve probably heard that we’ve announced an agreement to acquire Providian Financial Corporation, the ninth largest issuer of credit cards in the U.S. This is fantastic news for WaMu. Here’s why:

Growing Even Stronger

A major focus area as we work towards achieving our five year plan is growth. Obviously, this transaction will make us a larger company – but it also helps us grow in a number of other important ways.

Perhaps the biggest advantage of welcoming Providian as our fourth business segment is that we’ll be able to rapidly accelerate our offering of credit card products. As many of you know from your regular interactions with customers, this is a product people want from us!

It means more opportunities for cross-sell, customer retention, and attracting new customers – and it means an even stronger competitive position in our target markets.

Providian’s management team has created innovative products and services, superior customer support, strong underwriting, and efficient operations. Joining forces with this talented team will serve to stretch and grow WaMu in new ways.

This move will also help us to grow quickly. Providian is a successful business with the right operational processes in place, so we can hit the ground running as we begin working together as one company.

A Compelling Combination

One of the primary reasons the leadership team and Board of Directors decided to pursue this transaction is the great compatibility between WaMu and Providian. Providian, which is known as “mainstream America’s credit card company,” focuses on middle market consumers and has a strong commitment to customer service. This is in excellent alignment with WaMu’s position as the nation’s leading retailer of financial services for consumers and small businesses.

Providian will also be a good fit with Washington Mutual’s culture. Like WaMulians, Providian’s employees have a strong sense of values and a commitment to their communities. This has been a critical part of their successful business model, and I feel confident that it can only add to the wonderful culture we’ve built at WaMu.

I’d like to wrap up my note by recognizing a truly talented team of WaMulians. As you may know, we formed a team within Ken Kido’s Retail operations group to begin work on a WaMu credit card product. We plan to leverage the tremendous work this team has already completed to accelerate the cross-selling aspect with Providian. I’d like to express my appreciation for the dedication and work done to date by this team and the many support groups involved in the WaMu credit card project. We have many highly talented individuals on the team and want to ensure the best placement of that talent.

Finally, I’d like to thank everyone as they join me in welcoming Providian to the Washington Mutual family. This is an important and exciting step in WaMu’s evolution, and I look forward to your support in making it a success.

Kerry

Important Legal Information

In connection with the proposed transaction, Washington Mutual, Inc. and Providian Financial Corporation will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the stockholders of Providian to be filed with the SEC. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site: (http://www.sec.gov). The registration statement containing the proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.” Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus filed when it is filed with the SEC.

Company Overview

With a history dating back to 1889,
Washington Mutual is a leading retailer of financial services that provides a diversified line of products and services to consumers and commercial clients.

•	Headquartered in Seattle, Wash., Washington Mutual has more than 2,400 retail banking, mortgage lending, commercial banking, and financial services offices throughout the nation.

•	As of March 31, 2005 our employee population was over 52,000.

•	We are led by Chairman and CEO Kerry Killinger.

•	For first quarter 2005 Washington Mutual had a net income of $902 million, or $1.01 per diluted common share.

•	As of March 31, 2005, WaMu had total assets of $319.70 billion, stockholders’ equity of $21.7 billion and total deposits of $183.63 billion.

Company Vision: To be the nation’s leading retailer of financial services for consumers and small businesses.

Company Mission: To build strong, profitable relationships with a broad spectrum of consumers and businesses.

We will do this by delivering products and services which offer great value and friendly service, and by adhering to our core values of being fair, caring, human, dynamic, and driven.

Our business lines:

•	Retail Banking
Our award-winning, patented Occasio™ retail banking approach combines banking and friendly customer service in a welcoming retail environment. The concept represents the company’s innovative, holistic approach to retail banking, combining a variety of elements to create an inviting customer experience.

•	Mortgage Banking
WaMu is one of the nation’s leading home mortgage lenders. Last year, we funded more than $250 billion in home loans for individuals and families across the nation. We offer some of the most competitively priced and desirable products in the industry.

•	Commercial Banking
WaMu offers commercial real estate property owners and investors superior value with competitive pricing, reliability and quick execution. WaMu is the nation’s leading apartment lender, originating a record $8.16 billion in apartment loans in 2004.

•	With this exciting Providian announcement, we will be adding credit cards as our fourth business line.

What’s So Different About Washington Mutual?

One of the nation’s leading financial services companies, we primarily serve the banking and lending needs of everyday people and small- to medium-sized businesses. Read below to find out why we’re not like our competition.

•	We’re affectionately known as “WaMu” (pronounced Wah MOO)

•	The original truly Free Checking – and ours has no direct deposit required, no minimum balances to maintain, no charges to talk to a teller and no strings attached

•	Retail banking stores that set the trend with a warm, inviting setting that’s unlike any bank branch you’ve ever seen — and it’s patented!

•	A growing, vibrant company. We’ll be opening up to 250 new retail stores in 2005.

•	Passionate about customer service

•	We partner with JD Power to hear and learn from our customers

•	One of the nation’s leading mortgage lenders and the first lender in the nation to publish and commit to industry-leading Responsible Mortgage Lending Principles

•	An exclusive partnership with Earvin “Magic” Johnson and Johnson Development Corporation to bring affordable home loans to urban borrowers. So far, we’ve opened 21 urban home loan offices

•	The nation’s largest multi-family lender

•	A progressive workplace

•	Fortune Best Companies to Work For – 2003 and 2004

•	Fortune Best Companies for Minorities

•	Working Woman Best Companies for Executive Women

•	Working Woman Best Supplier Diversity Ranking

•	Four hours of paid release time each month for employee volunteerism – WaMu employees donated more than 187,000 volunteer hours in 2004

•	More than a century of serving communities

•	Founded to help Seattle residents rebuild after the Great Fire of 1889

•	WaMoola for Schools – public education support and other education programs

•	10-year, $375 billion CRA lending commitment

•	2% of pre-tax income returned to communities in grants, sponsorships and in-kind donations

Just Charge It! WaMu Adds Providian Credit Cards as Fourth Business Line

Source: Strategic Communication > Corporate Communications

In a news release issued today, Washington Mutual announced that we will be acquiring Providian Financial Corporation, the ninth largest issuer of credit cards in the United States.

This transaction creates a compelling combination for customers. WaMu – the nation’s leading financial services retailer to middle market customers – will join with Providian, which is known as “mainstream America’s credit card company.” The addition of Providian accelerates our credit card business, bringing to WaMu an experienced management team and solid infrastructure for the new business line.

“We believe this transaction strengthens our competitive position with our target markets by quickly creating a strong credit card offering for cross sell, customer retention, and attracting new customers,” said WaMu CEO Kerry Killinger.

This transaction with Providian will create a fourth major business line for Washington Mutual. It will continue to operate out of Providian’s current headquarters in San Francisco.

Joe Saunders, Providian’s chairman and chief executive will continue to lead the group and will report directly to WaMu president and COO Steve Rotella. Other key members of Providian’s senior management team will also be joining the Washington Mutual team. Retaining key managers and Providian’s solid infrastructure allows for a quick and seamless transition.

“We’re pleased that Providian and the majority of its employees will be sharing a future with Washington Mutual, a company that shares our vision and values,” said Saunders.

Killinger echoed Providian’s strong compatibility with WaMu. “Its focus on middle market consumers makes Providian a natural fit for our business and a winning combination for all our customers.”

Under the terms of the agreement, shareholders of Providian will receive consideration based on a fixed exchange ratio of .45 Washington Mutual common shares for each Providian share. The merger consideration will be paid 89 percent in stock and 11 percent in cash. The stock consideration will be determined by multiplying the fixed .45 exchange ratio by 0.89, and the cash consideration will be determined by multiplying the .45 ratio by the product of 0.11 and the average closing stock price of Washington Mutual for the 10 trading days immediately preceding completion of the merger. Based on the closing price of Washington Mutual’s stock on June 3, 2005, the implied per share purchase price is $18.71.

The transaction is expected to be completed sometime in the fourth quarter of 2005 and is subject to shareholder and other regulatory approval.

To learn more about the deal, read the full press release and/or the questions and answers documents found at the links below.

News Release
Q&A for WaMu Employees
Q&A for WaMu Customers

Important Legal Information

In connection with the proposed transaction, Washington Mutual, Inc. and Providian Financial Corporation will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the stockholders of Providian to be filed with the SEC. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site: (http://www.sec.gov). The registration statement containing the proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.” Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus filed when it is filed with the SEC.

SIDEBAR:
Who is Providian?

Headquartered in San Francisco, Providian Financial Corporation is a leading provider of credit cards to mainstream American customers. It is traded on the New York Stock Exchange under the ticker symbol PVN.

Providian Financial spun off from Providian Corporation and became an independent company on June 10, 1997, and has been a top ten bankcard issuer in the U.S. since 1998. The Company currently has approximately 3,200 employees and close to 10 million customer accounts.

Headquarters: San Francisco, CA

Employees: Approximately 3,200

Sites: Six sites across California, Texas, and New Hampshire.

CEO: Joseph Saunders

Ticker symbol: PVN

Financial Data (as of 6/1/05): 9.4 million in accounts, 18.1 billion in receivables

For more on Providian Financial, visit Providian.com.